U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Year Ended: December 31, 2014

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Empowered Products, Inc.

(Exact Name of Registrant as Specified in Charter)

3367 West Oquendo Road

Las Vegas, NV 89118

(Address of Principal Executive Office)

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time:

The registrant is unable to prepare its accounting records and schedules in time to compile the financial reports and other information required to complete its Form 10-K for the year ended December 31, 2014 on a timely basis without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kurt Weber, (702) 216-1321

(2)	Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that its results of operations will reflect a net loss of approximately $1.0 million for the year ended December 31, 2014, compared with net income of approximately $134,000 for the year ended December 31, 2013. This net loss was primarily the result of increased expenses in cost of revenue and sales and promotions, as well as an increase in research and development. A further analysis of the registrant’s results of operations will require additional time for the registrant to compile its financial reports and other information as discussed in Part III of this Form 12b-25.

Empowered Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2015

EMPOWERED PRODUCTS, INC.

By: /s/ Scott Fraser

Scott Fraser, Chief Executive Officer and Chairman of the Board

ATTENTION

Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).